UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended December 31, 2014

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from                      to

Commission file number 0-10436.

A.	Full title of the plan and the address of plan, if different from that of the issuer named below

L.B. Foster Company 401(k) and Profit Sharing Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office

L.B. FOSTER COMPANY

415 Holiday Drive

Pittsburgh, PA 15222

EXHIBIT INDEX

Exhibit 23.1	Consent of Independent Registered Public Accounting Firm
Exhibit 23.2	Consent of Independent Registered Public Accounting Firm

L.B. Foster Company

401(k) and Profit Sharing Plan

Financial Statements

and Supplemental Schedule

December 31, 2014 and 2013 and the

Year Ended December 31, 2014

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Plan Administrator

L.B. Foster Company

Pittsburgh, Pennsylvania

We have audited the accompanying statements of net assets available for benefits of the L.B. Foster Company 401(k) and Profit Sharing Plan (the “Plan”) as of December 31, 2014, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s control over financial reporting. Accordingly we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2014, and the changes in net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2014, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but includes supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated in all material respects in relation to the financial statements as a whole

/s/ Dixon Hughes Goodman LLP

Charleston, West Virginia

June 26, 2015

Report of Independent Registered Public Accounting Firm

The Plan Administrator

L.B. Foster Company

401(k) and Profit Sharing Plan

We have audited the accompanying statement of net assets available for benefits of the L.B. Foster Company 401(k) and Profit Sharing Plan as of December 31, 2013. This financial statement is the responsibility of the Plan’s management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the net assets available for benefits of the L.B. Foster Company 401(k) and Profit Sharing Plan at December 31, 2013, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

Pittsburgh, Pennsylvania

June 20, 2014

L.B. Foster Company

401(k) and Profit Sharing Plan

Statements of Net Assets Available for Benefits

	December 31,
	2014	2013
Assets
Investments, at fair value	$71,394,567	$66,388,465

Receivables:
Notes receivable from participants	1,229,445	1,278,497
Contribution receivable from employer	1,100,000	1,004,117

Total assets, at fair value	73,724,012	68,671,079

Adjustment from fair value to contract value for fully benefit-responsive investment contract	(10,158)	—

Net assets available for benefits	$73,713,854	$68,671,079

See accompanying notes.

L.B. Foster Company

401(k) and Profit Sharing Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2014

Additions
Investment income:
Interest and dividends	$4,566,286
Net realized/unrealized depreciation in investment fair value	(838,873)

Total Investment Income	3,727,413
Interest income from loans receivable from participants	49,864
Contributions:
Employee	2,800,846
Employer	2,315,499
Rollover	854,179

Total contributions	5,970,524

Total additions	9,747,801

Deductions
Deductions from net assets attributable to:
Benefit payments	4,695,256
Administrative expenses	9,770

Total deductions	4,705,026

Increase in net assets available for benefits	5,042,775
Net assets available for benefits, beginning of year	68,671,079

Net assets available for benefits, end of year	$73,713,854

See accompanying notes.

L.B. Foster Company

401(k) and Profit Sharing Plan

Notes to Financial Statements

December 31, 2014 and 2013

1. Description of Plan

The following brief description of the L.B. Foster Company 401(k) and Profit Sharing Plan (the “Plan”) is provided for general information purposes. Participants should refer to the summary plan description for more complete information. The plan document is the governing instrument and should be referred to for a full description of the Plan and its provisions.

General

The Plan is a defined contribution plan extended to all eligible employees of L.B. Foster Company (the “Company”) who have attained age 18. The L.B. Foster Company Investment Committee, appointed by the Board of Directors of the Company, collectively serves as the plan administrator. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”) as amended.

Contributions and Forfeitures

Contributions under the Plan are made by both the participants and the Company. A participant who elects to make pretax contributions of at least the maximum amount subject to Company matching can also elect to make additional voluntary contributions on an after-tax basis.

Participants may contribute up to 75% of their annual pretax compensation and up to 100% of their compensation on an after-tax basis, subject to Internal Revenue Code limitations. However, there is no limit on aggregate pretax and after-tax contributions. Participant contributions and employer matching contributions are invested in accordance with participant elections. In the event that a participant does not make an investment election, contributions are invested in the Fidelity Freedom Fund (target date retirement fund) that coincides with the participant’s date of normal retirement age, until such time as an election is made by the participant. The participant may transfer contributions defaulted to these funds into other investment options at the participant’s discretion.

The Plan includes a provision for an immediate Company match. Participants receive a Company match of 100% of the first 1% of their eligible compensation and 50% of the next 6% of their eligible compensation for a maximum Company match of 4%. To be eligible for the Company’s matching contributions, participants must make pretax deferral contributions or Roth 401(k) after-tax deferral contributions. The Plan will match the combined total of these contributions up to the matching limit.

The Company, upon resolution of the Board of Directors, may make a discretionary profit-sharing contribution of an amount out of, but not in excess of, the Company’s current or accumulated profits. Participants must have attained one year of service as of the last day of the plan year in order to be eligible for the discretionary profit-sharing contribution, if any, for that year. Discretionary profit-sharing contributions are directed into eligible participant accounts based on the participants’ investment elections at the time the contribution is made. Discretionary profit-sharing contributions of $1,100,000 and $1,004,117 were approved for 2014 and 2013, respectively.

1. Description of Plan (continued)

The Company’s matching contributions may be reduced by forfeitures that accumulate from terminations of participants with non-vested employer matching contributions. During the year ended December 31, 2014, forfeitures of $38,000 were utilized to reduce Company contributions. At December 31, 2014 and 2013, forfeitures of $17,439 and $37,428, respectively, were available to reduce future Company contributions.

Vesting

A participant’s vested interest in the Plan on any date is equal to the sum of the values of (a) that portion of the participant’s account attributable to the participant’s contributions and (b) that portion of the participant’s account attributable to the Company’s contributions multiplied by the applicable vesting percentage, (c) plus related earnings (losses). Participants are 100% vested in Company contributions after two years of eligible service.

Notwithstanding the above, a participant who terminates from the Plan by reason of retirement, disability, or death is fully vested in his or her participant account.

Distributions

Normal retirement age is 65. Early retirement age is 55, provided that the participant has at least five years of service. In addition, a participant may obtain an early retirement distribution prior to reaching age 55, provided that the participant will turn 55 in the year the distribution occurs and that the participant has at least five years of service.

As provided by the Plan, the distribution to which a participant is entitled by reason of normal, early, late, or disability retirement, death, or termination of employment may be made in the form of direct rollover, annuity, cash, or partly in cash and partly as an annuity. The amount of such distribution is equal to the participant’s vested account balance on the valuation date.

Withdrawals

Under the Plan, a participant may elect to withdraw voluntary, after-tax contributions made to the Plan prior to January 1, 1987. Such withdrawals are subject to a $1,000 minimum. In the event of extreme hardship and subject to certain restrictions and limitations, a participant may withdraw their vested interest in the portion of their account, subject to a $500 minimum, attributable to matching, fixed and discretionary contributions, and related earnings. The Plan also allows for age 59 1⁄2 in-service withdrawals of all or any portion of the participant’s vested account balance.

Participant Accounts

Each participant account is credited with the participant’s pretax and voluntary contributions, the participant’s allocable share of Company contributions, and related earnings of the funds. Participant accounts may be invested in 10% increments into Company stock or any of the mutual funds available under the Plan or other investment securities through a self-directed brokerage option, at the direction of the participant.

1. Description of Plan (continued)

Notes Receivable from Participants

A participant may borrow from the vested portion of his or her account, subject to a minimum of $1,000 and a maximum of $50,000. The loan proceeds are deducted from the participant’s account and are repaid by means of payroll deductions. Loans are required to be repaid within 60 months from the date on which the loan is originally granted and may be prepaid early without penalty. The repayment period for a loan that is obtained for purchasing a primary residence may be as long as 120 months. The loan carries a reasonable interest rate as determined by the plan sponsor. The interest rate is computed on the date the loan is requested and remains fixed for the full term of the loan.

Plan Termination

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. Should the Plan be terminated, participants will become fully vested in their accounts, and the assets of the Plan would be distributed to the participants based on their individual account balances as determined under the Plan provisions.

2. Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are maintained under the accrual method of accounting in conformity with the accounting principles generally accepted in the United States (“GAAP”).

Use of Estimates

The preparation of financial statements in accordance with GAAP requires management to make estimates that affect the amounts reported in the financial statements, accompanying notes, and supplemental schedule. Actual results could differ from those estimates.

Valuation of Investments

Mutual fund values are based on the underlying investments. Mutual fund securities traded on security exchanges are valued daily at the latest quoted sales price. Securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the plan year. The Plan’s investments are stated at fair value except for the investment in the Fidelity Managed Income Portfolio Class I Fund (“MIP CL 1 Fund”). This investment is a common/collective trust with fully benefit-responsive investment contracts, which are presented

2. Summary of Significant Accounting Policies (continued)

at fair value and adjusted to contract value as reported to the Plan by the trustee. Contract value represents contributions, plus earnings, less participant withdrawals and administrative expenses and is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Net depreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year. Dividend income is recorded on the ex-dividend date and interest income is accrued as earned. Plan assets are concentrated in mutual funds consisting primarily of stocks and bonds. Realization of the Plan’s net assets available for benefits is dependent on the results of these markets.

Notes Receivable From Participants

Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. No allowance for credit losses has been recorded as of December 31, 2014 or 2013. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.

Expenses

The Company, as provided by the Plan, pays expenses of the Plan. Expenses incurred to establish and maintain a loan are charged to the applicable participant.

Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits. Market values for investments may decline for a number of reasons, including changes in prevailing market and interest rates, increases in defaults, and credit rating downgrades. The fair values assigned to the investments by the Plan are based upon available information believed to be reliable, which may be affected by conditions in the financial markets. The Plan may not be able to sell its investments when it desires to do so or to realize what it perceives to be its fair value in the event of a sale.

2. Summary of Significant Accounting Policies (continued)

Subsequent Events

The Plan’s management concluded that there were no subsequent events requiring adjustments to the financial statements or disclosures as stated herein.

3. Investments

At December 31, 2014 and 2013, the fair value of investments representing 5% or more of the Plan’s net assets is as follows:

	2014		2013

Fidelity Investments Freedom 2020 – Class K	$5,573,711		$4,978,267
Fidelity Investments Spartan 500 Index Fund – Advantage Class	5,192,723		4,367,318
Sentinel Common Stock A Fund	4,474,335		4,084,948
Fidelity Investments Low Price Stock Fund	4,449,081		4,071,775
Fidelity Investments Freedom 2030 – Class K	4,265,894		3,606,240
Franklin Mutual Shares Class Z	3,853,408		—	*
L.B. Foster Company Stock Fund	3,791,270		3,677,317
Fidelity Investments Retirement Government Money Market Fund	3,540,331	*	4,073,556
Franklin Mutual Shares Class A	—	*	3,649,762

*	Presented for comparative purposes only.

For the year ended December 31, 2014, the Plan’s investments (including investments bought, sold, and held during the year) depreciated in value as follows:

Year Ended December 31, 2014
Mutual Funds	$(945,678)
Company Stock	106,805

Net depreciation	$(838,873)

4. Income Tax Status

The underlying volume submitter plan has received an advisory letter from the Internal Revenue Service (“IRS”) dated March 31, 2008 stating that the form of the plan is qualified under Section 401 of the Internal Revenue Code (“the Code”) and therefore, the related trust is tax-exempt. In accordance with Revenue Procedures 2013-6 and 2011-49, the plan administrator has determined that it is eligible to and has chosen to rely on the current IRS volume submitter advisory letter. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualified status. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and therefore believes the Plan is qualified and the related trust is tax-exempt.

Accounting principles generally accepted in the United States require plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2014, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes it is no longer subject to income tax examinations for years prior to 2011.

5. Transactions With Parties-in-Interest

Certain trustee, accounting, and administrative expenses relating to the maintenance of participant records and the Plan’s administration are absorbed by the Company and may qualify as party-in-interest transactions under ERISA. The Plan also invests in Company stock. The Company is the plan sponsor, and therefore, transactions with L.B. Foster Company may qualify as party-in-interest. Notes receivable from participants also qualify as party-in-interest transactions.

6. Fair Value Measurements

The Plan applies the provisions of Accounting Standards Codification Topic 820, Fair Value Measurements and Disclosures (ASC 820), to its financial assets carried in the financial statements at fair value on a recurring basis. ASC 820 defines fair value as the exchange price that would be received to sell an asset in an orderly transaction between market participants at the measurement date. ASC 820 also establishes a fair value hierarchy and requires categorization of assets measured at fair value into one of three levels based on the inputs used in the valuation. Assets are classified in their entirety based on the lowest level of input significant to the fair value measurement. The three levels are defined as:

•	Level 1 – Observable inputs based on quoted prices (unadjusted) in active markets for identical assets.

6. Fair Value Measurements (continued)

•	Level 2 – Observable inputs, other than those included in Level 1, based on quoted prices for similar assets in active markets or quoted prices for identical assets in inactive markets.

•	Level 3 – Unobservable inputs that reflect an entity’s own assumptions about the inputs a market participant would use in pricing the asset based on the best information available in the circumstances.

Investments included in the statements of net assets available for benefits include mutual funds totaling $66,907,340 and $62,710,171, the Company’s common stock fund of $3,791,270 and $3,677,317 and the Company’s Stock Purchase Account of $983 and $977 which are stated at fair value as of December 31, 2014 and 2013, respectively. These investments are valued based upon daily unadjusted quoted prices and, therefore, are considered Level 1. As of December 31, 2014, the investment in the Fidelity Managed Income Portfolio Class 1 (“MIP CL 1 Fund”) of $694,974 is a collective trust fund and included within Level 2. The MIP CL 1 Fund holds guaranteed investment contracts (“GICs”) and synthetic guaranteed investment contracts (“Synthetic GICs”). There are no unfunded commitments at December 31, 2014.

7. Stable Value Fund

Fidelity Managed Income Portfolio Class 1 units are issued and redeemed daily at the MIP CL 1 Fund’s constant net asset value of $1 per unit. The Fund’s investment objective is stability of principal and high current income. The Fund pursues this investment objective by investing primarily in GICs including traditional GICs, Synthetic GICs and separate account GICs; money market mutual funds and other stable value products that can be carried at contract value. It is the policy of the MIP CL 1 Fund to use its best efforts to maintain a stable net asset value of $1 per unit; although there is no guarantee that the MIP CL 1 Fund will be able to maintain this value.

Interest crediting rates are typically reset on a monthly or quarterly basis. Because changes in market interest rates affect the yield to maturity and the fair value of the underlying fixed-income securities, they can have a material impact on the interest crediting rate. In addition, withdrawals and transfers from the MIP CL 1 Fund are paid at contract value but may be funded through fair value liquidation of the underlying fixed-income securities, which could impact the crediting rate. All synthetic GICs provide for a minimum crediting rate of zero percent, which is intended to protect participants’ principal and accrued interest. The total return for the MIP CL 1 Fund for the year ended December 31, 2014 was 0.7%.

The MIP CL 1 Fund’s trust agreement provides that withdrawals for purposes other than normal benefit payments, participant loans, direct transfers or paying trustee fees may require advance notice of up to twelve months. In certain circumstances, the amount withdrawn from the MIP CL 1 Fund

7. Stable Value Fund (continued)

would be payable at fair value rather than at contract value. These circumstances may include, but are not limited to, the following: mergers, mass layoffs, plan terminations, implementation of early retirement incentive programs or other events within the control of the MIP CL 1 Fund or the plan sponsor resulting in a material and adverse financial impact on the issuer’s obligations under the GICs. At December 31, 2014, the Company does not believe these events are probable.

8. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of the net assets available for benefits per the financial statements at December 31, 2014 to Form 5500:

2014
Net assets available for benefits per the financial statements	$73,713,854
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	10,158

Net assets available for benefits per the Form 5500	$73,724,012

2014
Net increase in net assets available for benefits per the financial statements	$5,042,775
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	10,158

Net increase in net assets per Form 5500	$5,052,933

Supplemental Schedule

L.B. Foster Company

401(k) and Profit Sharing Plan

EIN #25-1324733        Plan #201

Schedule H, Line 4i – Schedule of Assets

(Held at End of Year)

December 31, 2014

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment	Shares Held	Fair Market Value
Fidelity Investments*:
Government Income Fund	Government obligations	148,782	1,563,702
Balanced Fund – Class K	Equities	75,654	1,722,630
Low Price Stock Fund – Class K	Equities	88,627	4,449,081
International Discovery Fund – ‘Class K	Equities	73,342	2,778,924
Capital Appreciation Fund – Class K	Equities	74,481	2,687,291
Contrafund K	Equities	7,864	769,860
Spartan Extended Market Index Fund – Advantage Class	Index funds	33,650	1,856,792
Spartan International Index Fund – Advantage Class	Index funds	16,990	632,376
Spartan Small Cap Index – Advantage Class	Index funds	1,212	20,333
Spartan US Bond Index Fund – Advantage Class	Fixed income securities	8,724	102,335
Spartan 500 Index Fund – Advantage Class	Index funds	71,280	5,192,723
Freedom Income Fund – Class K	Equity funds, fixed income funds	53,544	633,955
Freedom 2005 – Class K	Equity funds, fixed income funds	199	2,580
Freedom 2010 – Class K	Equity funds, fixed income funds	110,854	1,463,276
Freedom 2015 – Class K	Equity funds, fixed income funds	232,963	3,168,296
Freedom 2020 – Class K	Equity funds, fixed income funds	391,412	5,573,711
Freedom 2025 – Class K	Equity funds, fixed income funds	163,958	2,436,418
Freedom 2030 – Class K	Equity funds, fixed income funds	281,206	4,265,894
Freedom 2035 – Class K	Equity funds, fixed income funds	46,915	732,346
Freedom 2040 – Class K	Equity funds, fixed income funds	90,178	1,411,280
Freedom 2045 – Class K	Equity funds, fixed income funds	81,342	1,306,348
Freedom 2050 – Class K	Equity funds, fixed income funds	48,586	785,639
Freedom 2055 – Class K	Equity funds, fixed income funds	14,305	170,230
Retirement Government Money	Government obligations, money market securities
Market Fund		3,540,331	3,540,331
MIP CL 1	Stable value fund	694,974	694,974
Franklin Mutual Shares Class Z	Equities	130,536	3,853,408
Glenmede Small Cap EQ IS	Equities	38,801	1,044,525
Prudential Jennison Mid-Cap Growth Fund – Class Q	Equities	42,765	1,718,706
Janus Triton N	Equities	26,848	635,766
PIMCO Total Return Fund	Fixed income securities	262,431	2,797,516
PIMCO Real Return Institutional Fund	Fixed income securities	130,372	1,423,658
Allianz NFJ Small Cap Value Fund	Equities	81,279	2,087,246
Oppenheimer Developing Markets A Fund	Equities	21,402	760,184
Sentinel Common Stock A	Equities	105,378	4,474,335
Self Directed Brokerage Account	Equities		845,645

			67,602,314

L.B. Foster Company

401(k) and Profit Sharing Plan

EIN #25-1324733        Plan #201

Schedule H, Line 4i – Schedule of Assets

(Held at End of Year) (continued)

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment	Shares Held	Fair Market Value

L.B. Foster Company*:
Stock Fund	Common stock	78,058	3,791,270
Stock Purchase Account	Money market securities	—	983

			3,792,253

			71,394,567

Participant loans*	Participant loans, interest rates ranging from 4.25% to 10.50%, various maturities ranging from one to thirty years **		1,229,445

			72,624,012

*	Party in interest
**	Includes loans granted prior to a Plan amendment requiring a five year repayment from the grant date

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

L.B Foster Company 401(k) and Profit Sharing Plan
(Name of Plan)

Date:	June 26, 2015	/s/ Brian H. Kelly
Brian H. Kelly
Vice President, Human Resources and Administration